Exhibit 12.1
OPTION CARE, INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	Year Ended December 31,
	2002	2003	2004	2005	2006

Earnings:
Earnings before income taxes	$20,028	$11,012	$27,309	$33,829	$36,141
Add:
Interest expense	214	274	333	1,968	2,139
Interest within rental expenses	952	951	1,007	1,163	1,528
Amortized debt premiums	173	203	353	645	639
Minority interest	85	165	185	218	369
Amortized capitalized interest	—	7	15	15	—

Earnings available for fixed charges	21,452	12,612	29,202	37,838	40,816

Fixed charges:
Interest expense	214	274	333	1,968	2,139
Interest within rental expenses	952	951	1,007	1,163	1,528
Amortized debt premiums	173	203	353	645	639
Interest capitalized	—	70	—	—	—

Fixed charges	1,339	1,498	1,693	3,776	4,306

Ratio of earnings to fixed charges	16.02 x	8.42 x	17.25 x	10.02 x	9.48 x